Exhibit 99.1

G Medical Innovations’ CEO Issues Update to Shareholders, August 2023

Rehovot, Israel, Aug. 07, 2023 (GLOBE NEWSWIRE) -- G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (“G Medical Innovations” or the “Company”), a global leader in next-generation mobile health (mHealth) and digital health, today issued the following update to shareholders from President and CEO Dr. Yacov Geva.

Dear Fellow Shareholders,

We are proud to report that at this halfway point of 2023, G Medical has met several significant milestones and is on track to show revenue growth and gain profitability. Our Company has experienced growth in its monitoring services, and we are getting ready to add revenue with our “At Home Test Kits” business unit as we are now prepared to fully launch our fully stocked CLIA lab in Austin, TX. Our business currently consists of 3 verticals which include:

●	The vitals monitoring business (the core monitoring business of the Spider and G Patch as well as the Prizma for remote patient monitoring with our 2 medical monitoring call centers in Austin TX and Memphis TN);

●	The 31 At Home Tests Kits; and

●	The R&D in Israel that continues to develop the next generation of our monitoring solutions and algorithms.

Remote Health Monitoring (“RHM”)

Our RHMs business unit has been restructuring change to realize increased revenues. We have shifted our sales and marketing efforts to focus on providing our RHM devices and services to larger health care facility networks and away from single doctors and/or smaller health clinics.

Specifically, we recently announced several collaboration agreements for our RHM devices and services with AdventHealth of Central Florida, an operator of 20 hospitals and emergency rooms serving an average of 5.7 million patient visits per year in Central Florida. We have also recently teamed with Memorial Hermann Health Systems, one of the largest healthcare systems in Southeast Texas, including 17 award-winning and nationally acclaimed healthcare facilities, to sell our mobile cardiac telemetry devices and related services.

The Company is in negotiations with several large homecare service companies and large distributors for our devices and At Home Tests Kits, which we hope to announce in the near future.

We are pleased to report that overall revenue in our RHM service plans has grown by 64% for the six month period from January to June of 2023, as compared to the same period last year, reaching total revenue of approximately $3.1 million.

Monthly Enrolment by CPT

“Prizma” Monitoring Devices

We sell our Prizma Monitoring Devices to consumers through our Prizma Care online store. We have started marketing campaigns on social networks such as Google and Facebook. In addition, we recently signed an agreement with Limitless LLC, a company that specializes in managing online stores on Amazon Marketplace. We expect to launch our own online store via Amazon Marketplace within the next 30 days.

At Home Testing Kit (“HTK”)

We are also excited about the upcoming launch of our HTK business. We have integrated our lab portal with a physician network system across the United States. We have signed  wholesale sales consulting agreement with Ideaology 360, LLC (“Ideaology 360”) to engage Ideaology 360 to serve as our exclusive wholesale sales representative in the United States to assist us with, among other things, developing and implementing our overall strategic plan for online and retail sales of our HTKs, developing marketing and advertising campaigns to create awareness and drive sales of our HTKs as well as educating a national sales broker team about our at-home test kits. Our own online store and a store on Amazon are expected to be launched within the next 30 days. Our HTKs can diagnose a wide variety of ailments from benign food allergies to more dangerous sexually transmitted diseases.

Consumers who will purchase our HTKs will be able to send their collected samples from the comfort of their home to our CLIA-certified lab in Austin, TX and receive quick results within 24-48 hours upon lab receipt from our team of professionals, including physicians that will consult them in case of abnormal results.

Technology Update (New Services)

We are planning to add to our line of products and services blood pressure watch and Oxygen saturation watch to work in concert and give us the ability to monitor continuous blood pressure during sleep to detect sudden changes in blood pressure that might lead to the development of a chronic disease or indicate sleep disorder. This will allow us to offer sleep apnea screening monitoring to hospitals and clinics as part of the overall check up of patients. We plan to launch this service during the 4th quarter of 2023 and we are already in discussions with hospitals.

The integration of the blood pressure watch, in addition to the highly accurate weight scale, which was already integrated into the Prizma App, will allow us to enter the Congestive Heart Failure monitoring market which is today estimated to be over 5 million patients in the US and is growing by 550,000 patients a year. We intend to offer this service in the 4th quarter of 2023 as well.

Lastly, the suite of all these devices (e.g. blood pressure watch, weight scale, Prizma and saturation watch), together with our user and physician portal, will allow us to approach hospitals and health organizations and offer them to work with our system and devices in a software as a service (SaaS) model. This will reduce their workforce needs and streamline a more efficient and safe healthcare model. This will also allow us to charge the hospitals and health organizations directly per patient that uses the system, by increasing the interaction with the patient, that will in turn allow the clinics to increase their revenues.

To summarize, we are focused on growth in a spectrum of services as we have the technology, and we are currently operating 2 medical monitoring call centers – one in Austin, TX and another in Memphis, TN. We will continue to search for more options to enlarge the basis of the company with new technologies and services.

Corporate Update

We have made some significant changes to our corporate team which we believe will streamline our business while aiming to better manage our financial and business operations towards more control and improved compliance.

1.	In June 2023 David Seligman, a seasoned and experienced CFO, joined our management team. Mr. David Seligman has more than 27 years of experience as CFO including 4 public companies traded on Nasdaq as well as several privately held startup companies. Prior to this he was senior financial analyst for Fidelity Investment System Company in Boston, MA.

2.	We replaced our external auditors and appointed PwC International Limited instead of BDO Israel (Ziv Haft).

3.	We appointed Ms. Rina Bar as our Corporate Marketing VP. Ms. Bar has over 23 years of experience in marketing, sales and business development, spanning healthcare, medical devices and pharmaceutical industries.

4.	We appointed Mr. Shane Julian as EVP of Corporate Business Development. Mr. Julian has over 20 years of experience in healthcare leadership for large healthcare organizations across the US. He brings extensive experience in business development, strategic forecasting, and clinical expertise.

Going Forward

Our management team is razor focused on increasing revenue during 2023 and we are looking forward to an even brighter 2024 and beyond.

The management team understands the challenges and opportunities in front of us and are confident of being on a path to growing revenue.

About G Medical Innovations

G Medical Innovations Holdings Ltd. is a health care company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease, pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device, a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both health care providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing multi-channel patient-worn biosensors with algorithms, to generate real time analysis and transmission that captures electrocardiography data continuously, including QT syndrome prolongation detection. In addition, the Company is developing its wireless vital signs monitoring system, which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of independent diagnostic testing facility monitoring services and private monitoring services.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical Innovations is using forward-looking statements when it discusses: revenue growth and profitability in future periods; the launch of the Company’s CLIA lab in Austin, TX, the Company’s online store for its Prizma Monitoring Devices on Amazon Marketplace and the Company’s HTKs business and online stores; potential announcements with large homecare service companies and large distributors for devices and At Home Test Kits; and the Company’s plans to expand its line of monitoring products and services offered to patients, hospitals and clinics. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical Innovations could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in  G Medical’s Innovations Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on May 16, 2023, and our other filings with the SEC, which are available on the SEC’s website, www.sec.gov. Except as otherwise required by law, G Medical Innovations undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investors Relations Contact:

G Medical innovations Holdings Ltd.
service@gmedinnovations.com

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